# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FreeCast, Inc., CIK 0001633369
CUSIP: 35632L303
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6901 TPC Drive, Suite 200, Orlando, Florida (FL), 32822
Date of event which requires filing of this statement: 02/11/2026
Filed by CIK 0001116171
Persons authorized to receive notices and communications: William A. Mobley, Jr., Nextelligence, Inc., 6901 TPC Drive, Suite 200, Orlando, Florida (FL), 32822, (407) 374-1607

## Reporting persons
- William A. Mobley, Jr. (CIK 0001116171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 14,050,644; shared voting power 0; sole dispositive power 14,050,644; shared dispositive power 0; aggregate amount beneficially owned 25,077,524 (93.1% of the class)
  Comment: (1) The amounts provided in Item 7 and 9 include (i) 6,110,991 shares of Class B Common Stock held of record by Mr. Mobley; (ii) 125,004 shares of Class A Common Stock underlying immediately exercisable options held of record by Mr. Mobley; (iii) 7,782,970 shares of Class B Common Stock held of record jointly by Mr. Mobley and his spouse, Michele Mobley; (vi) 29,679 shares of Class B Common Stock held of record by Public Wire, LLC, of which Mr. Mobley is the manager and sole member; and (v) 2,000 shares of Class B Common Stock held of record by Telebrands for which Mr. Mobley acts as trustee pursuant to a Voting Trust Agreement. Mr. Mobley may be deemed to be the beneficial owner of the securities held of record by Telebrands Corp. and subject to the Voting Trust Agreement by virtue of his position as trustee thereof. Mr. Mobley disclaims beneficial ownership of the securities held of record by Telebrands for which he acts as trustee pursuant to the Voting Trust Agreement. Each share of Class B Common Stock is entitled to 15 votes and may be converted at any time into one share of Class A Common Stock. Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any sale or transfer thereof, subject to certain exceptions, such as certain transfer effected for estate planning or charitable purposes.
  
  (2) The amount provided in Item 11 includes the amounts provided in Item 7 and 9, as well as (i) 10,619,250 shares of Class A Common Stock held of record by Nextelligence and (ii) 407,630 shares of Class A Common Stock underlying an immediately 12% convertible promissory note held by Nextelligence, for which Mr. Mobley is the CEO, sole director and majority shareholder.
  
  (3) The percentage provided in Item 13 is calculated based on (i) 26,931,820 shares of Class A Common Stock and 13,925,640 shares of Class B Common Stock outstanding as of January 19, 2026, as well as (ii) 125,004 shares of Class A Common Stock issuable upon exercise of stock options within 60 days, (iii) 13,925,640 shares of Class B Common Stock convertible into shares of Series A Common Stock within 60 days and (iv) 407,630 shares of Series A Common Stock upon conversion of 12% convertible promissory notes within 60 days. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.
- Nextelligence, Inc. (CIK 0001348108): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 11,026,880; shared voting power 0; sole dispositive power 11,026,880; shared dispositive power 0; aggregate amount beneficially owned 11,026,880 (40.9% of the class)
  Comment: (1) The amounts provided in Item 7 and 9 includes the amounts provided in Item 7 and 9, as well as (i) 10,619,250 shares of Class A Common Stock held of record by Nextelligence and (ii) 407,630 shares of Class A Common Stock underlying an immediately 12% convertible promissory note held by Nextelligence, for which Mr. Mobley is the CEO, sole director and majority shareholder.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 26,931,820 shares of Class A Common Stock and (ii) 407,630 shares of Series A Common Stock upon conversion of 12% convertible promissory notes within 60 days. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FreeCast, Inc.
Address of issuer's principal executive offices: 6901 TPC Drive, Suite 200, Orlando, Florida (FL), 32822

## Item 2. Identity and Background
Name of person filing: This 13D is filed on behalf of William A. Mobley, Jr. and Nextelligence, Inc. (together, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 6901 TPC Drive, Suite 200, Orlando, FL 32822.
Present principal occupation or employment: Mr. William A. Mobley, Jr. is employed by Issuer as its Chief Executive Officer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (or their directors, officers, or controllers, if applicable) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Mobley is a citizen of the United States of America. Nextelligence, Inc. was organized in the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 25, 2021, the Issuer granted Mr. Mobley options to purchase an aggregate of 125,004 shares of our Class B Common Stock at an exercise price of $4.00 per share.

On March 29, 2024, the Issuer entered into a "Debt Conversion Agreement" with Public Wire to convert the outstanding principal and interest of the note payable at a conversion price of $4.00 per share. The total outstanding principal of $89,289 and accrued interest of $29,425, total of $118,714, was converted into 29,679 shares of Class B Common Stock.

On July 29, 2024, Nextelligence, Inc., distributed 9,623,543 shares of Class A Common Stock to its shareholders including 7,782,970 of the shares to the Issuer's Chief Executive Officer, Mr. Mobley, which upon receipt, were automatically reclassified as Class B common stock.

On November 21, 2025, Nextelligence, Inc. entered into a revolving convertible promissory note with the Issuer for up to $5 million that matures on June 30, 2026, with an interest rate of 12% per annum, and a default interest rate of 18% per annum. As of February 13, 2026 the outstanding principal and interest is $3,261,042. The Convertible Promissory Note is convertible at $8.00 per share of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the shares of Common Stock for investment purposes and with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The beneficial ownership percentages disclosed below are based on (i) 26,931,820 shares of Class A Common Stock and 13,925,640 shares of Class B Common Stock outstanding as of January 19, 2026, as well as (ii) 125,004 shares of Class A Common Stock issuable upon exercise of stock options within 60 days, (iii) 13,925,640 shares of Class B Common Stock convertible into shares of Series A Common Stock within 60 days and (iv) 407,630 shares of Series A Common Stock upon conversion of 12% convertible promissory notes within 60 days. Mr. Mobley is the beneficial owner of 25,077,393 shares of Class A Common Stock representing 93.1% of the shares outstanding of the Issuer, including (i) 6,110,991 shares of Class B Common Stock held of record by Mr. Mobley; (ii) 125,004 shares of Class A Common Stock underlying immediately exercisable options held of record by Mr. Mobley; (iii) 7,782,970 shares of Class B Common Stock held of record jointly by Mr. Mobley and his spouse, Michele Mobley; (iv) 29,679 shares of Class B Common Stock held of record by Public Wire, LLC, of which Mr. Mobley is the manager and sole member; (v) 10,619,250 shares of Class A Common Stock and 407,630 shares of Class A Common Stock underlying an immediately 12% convertible promissory note held by Nextelligence, for which Mr. Mobley is the CEO, sole director and majority shareholder; (vi) 2,000 shares of Class B Common Stock held of record by Telebrands for which Mr. Mobley acts as trustee pursuant to a Voting Trust Agreement. Mr. Mobley may be deemed to be the beneficial owner of the securities held of record by Telebrands Corp. and subject to the Voting Trust Agreement by virtue of his position as trustee thereof. Mr. Mobley disclaims beneficial ownership of the securities held of record by Telebrands for which he acts as trustee pursuant to the Voting Trust Agreement. Each share of Class B Common Stock is entitled to 15 votes and may be converted at any time into one share of Class A Common Stock. Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any sale or transfer thereof, subject to certain exceptions, such as certain transfer effected for estate planning or charitable purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have voting and dispositive power over the Issuer's securities as described above in Item 5(a).
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Persons did not engage in any transactions in shares of the Company's Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- William A. Mobley, Jr.: /s/ William A. Mobley, Jr., William A. Mobley, Jr. (02/13/2026)
- Nextelligence, Inc.: /s/ William A. Mobley, Jr., William A. Mobley, Jr., Chief Executive Officer (02/13/2026)